Exhibit 99.1
Issuer
FLEX LNG LTD

Euronext Oslo Børs has decided to delist the shares of Flex LNG from Euronext Oslo Børs. Pursuant to Rule Book II section 2.10.2 (2), Euronext Oslo Børs has made the following resolution: “The shares in Flex LNG will be delisted from Euronext Oslo Børs as of 16 September 2025. The last day of listing will be 15 September 2025.”